300 North LaSalle Chicago, Illinois 60654

James S. Rowe To Call Writer Directly: (312) 862-2191 james.rowe@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

November 7, 2012

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Ms. Mellissa Campbell Duru

Re:	CC Media Holdings, Inc.

Schedule TO-I

Filed October 22, 2012

Amendment No. 1 to Schedule TO

Filed October 24, 2012

File No. 5-84136

Ladies and Gentlemen:

CC Media Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Exchange Act of 1934, as amended, an Amendment No. 2 to its Schedule TO (as amended, the “Schedule TO”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated November 2, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 2 to the Schedule TO are enclosed. Where applicable, we have referenced in the Company’s responses the appropriate page number of the amended Schedule TO. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Offer to Exchange filed as Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Exchange”).

Schedule TO-I

General

1.	Please refer to the fee table. The Additional Shares which will be repurchased contingent upon holders’ participation in the offer and election to participate in the tax relief program do not appear to have been included in the calculation of the fee. Please advise or revise. Refer to Rule 0-11.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

November 7, 2012

Response: In response to the Staff’s comment, the Company has revised the fee table on the cover page of the Schedule TO to include the Additional Shares, and has submitted to the Commission an additional filing fee of $409.20 in connection therewith.

Exhibit 99(A)(1): Offer to Exchange

Exchange Program Design and Purpose, page 1

2.	Please supplement this section and include a question and answer that succinctly explains the purpose of issuing additional shares and then repurchasing them, in lieu of the company making a cash payment in order to provide tax assistance to eligible option holders. Specifically, please clarify whether a participating optionholder’s tax exposure is the same under either scenario.

Response: In response to the Staff’s comments, the Company has included Supplemental Question 1 in the Schedule TO to explain the purpose of issuing Additional Shares and then repurchasing them, in lieu of the Company making a cash payment in order to provide tax assistance to participants, and clarifies that a participating optionholder’s tax exposure is the same under either scenario. In addition to amending the Schedule TO, the Company has prepared and will distribute to Eligible Persons a supplement to the Offer to Exchange (the “Supplement”) containing certain of the supplemental disclosures set forth in Amendment No. 2 to the Schedule TO. A copy of the Supplement has been filed as Exhibit (a)(1)(ix) to the Schedule TO.

What are Additional Shares…, page 2

3.	Assuming all eligible optionholders participate, properly complete the 83(b) Election Form and timely submit such form, please provide a question and answer that clarifies whether the threshold cap on Additional Share repurchases would be reached and if so, whether the repurchases of Additional Shares would be on a pro rata basis.

Response: In response to the Staff’s comment, the Company has included Supplemental Question 2 in the Schedule TO that clarifies that, assuming all Eligible Persons participate in the Offer and timely submit a properly completed 83(b) Election Form(s), the threshold cap on Additional Share repurchases would be reached and CC Media’s repurchase of Additional Shares would be reduced on a pro rata basis.

Securities and Exchange Commission

November 7, 2012

Why can’t I just retain the Replacement Shares and Additional Shares…, page 3

4.	Please supplement this section to clarify that the Additional Shares confer no rights other than the right to repurchase by the company that is associated with the tax assistance program, which will only be received if an optionholder properly completes and timely submits an election form.

Response: In response to the Staff’s comment, the Company has replaced in its entirety Question 15 in the Offer to Exchange with Supplemental Question 3 in the Schedule TO. The answer to Supplemental Question 3 clarifies that Additional Shares confer no rights other than the Company’s right to repurchase in connection with the Tax Assistance Program, which will only be available if a participant timely submits a properly completed 83(b) Election Form(s).

Section 2, page 9

5.	Refer to Item 6 of Schedule TO and corresponding Item 1006(a) of Regulation M-A. In addition to the compensatory purpose of the offer, please disclose and explain the purpose of the tax assistance program as structured. Specifically, please explain why the company has chosen to issue additional shares for repurchase to provide tax assistance to optionholders and the benefits to (i) optionholders and (ii) the company that results from the grant of additional shares to optionholders during the offer period.

Response: In response to the Staff’s comment, the Company has added a paragraph to the Schedule TO that supplements the disclosure set forth under Section 2 (“Purpose of this Offer”) of the Offer to Exchange, to disclose and explain the purpose of the Tax Assistance Program as structured, to explain why the Company has chosen to issue Additional Shares for repurchase to provide tax assistance to optionholders and to explain the benefits to (i) optionholders and (ii) the Company that results from the grant of Additional Shares to optionholders during the offer period.

Section 7, Conditions of the Option Exchange Program, page 12

6.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification of whether or not the conditions have been satisfied. Please clarify conditions (c)(i), (c)(iii) and (c)(v). Clarify for example, if there are quantifiable metrics related to market prices that will trigger the conditions in (c)(i) and (c)(v). Similarly, please clarify and identify the types of international or national crisis “indirectly involving the United States” that would trigger the condition in (c)(iii).

Securities and Exchange Commission

November 7, 2012

Response: In response to the Staff’s comment, the Company has revised the Schedule TO remove the conditions in subparagraphs (c)(i), (c)(iii) and (c)(v) under Section 7 (“Conditions of this Offer”) of the Offer to Exchange.

7.	Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response: The Company confirms that upon the occurrence of any of the events listed as conditions to the Offer, it will promptly notify the Eligible Persons in writing (with a concurrent filing with the Commission, including, if applicable, an amendment to Schedule TO) of:

•	the occurrence of such event or events;

•	whether or not the Company intends to continue to proceed with the Offer or whether the Offer is being amended or terminated;

•

if the Company elects to proceed with the Offer with no amendment to its terms, a statement that the Company has waived the applicable offer condition (unless the condition is one where satisfaction of the condition may be determined only upon the expiration date of the Offer) and if required, based on the materiality of the waived condition and the time remaining in the Offer, the Company will extend the Offer, provide revised written offering materials to Eligible Persons and file them with the Commission as an amendment to Schedule TO; and

•

if the Offer is being amended, the amended terms and conditions of the Offer (which amended terms and conditions shall be included in revised written offering materials provided to Eligible Persons and filed with the Commission as an amendment to Schedule TO).

Securities and Exchange Commission

November 7, 2012

8.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response: The Company confirms that it will provide such information promptly, unless the condition is one where satisfaction of the condition may be determined only upon expiration, per the response to Comment 7 above.

Source and Amount of Funds, page 14

9.	Please clarify whether the cash related to the repurchase of Additional Shares will be paid to optionholders promptly after expiration of the offer. Refer to Rule 14e-1(c).

Response: In response to the Staff’s comment, the Company has added a paragraph to the Schedule TO that supplements the disclosure set forth under Section 8 (“Source and Amount of Consideration; Terms of Replacement Shares and Additional Shares”) of the Offer to Exchange.

Summary Financial Information of CC Media Holdings, page 15

10.	We note the filing of the Form 10-Q for the period ended September 30, 2012. Please amend the Schedule TO to include updated summarized financial information. Refer generally to Item 1010(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has included an updated Summary Financial Information table in the Schedule TO.

11.	It is not apparent that you have provided all of the information required by Item 1010(c) of Regulation M-A. For example, you have not disclosed information regarding book value per share. Additionally, if material, please provide the information required by Item 1010(b) of Regulation M-A. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has included additional line items in the Summary Financial Table in the Schedule TO as required by Item 1010(c) of Regulation M-A. The Company has determined that the pro forma effect of the Exchange Program will not be material and has therefore not included the information required by Item 1010(b) of Regulation M-A.

Securities and Exchange Commission

November 7, 2012

Section 14. Extension of the Offer; Termination; Amendment, page 18

12.	Refer to the language in the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise to clarify.

Response: In response to the Staff’s comment, the Company has revised Section 14 (“Extension of Offer; Termination; Amendment”) of the Offer to Exchange as set forth in the Schedule TO to clarify that the Company must give written notice (which may be in the form of an email communication) to eligible participants to terminate or amend the Offer.

13.	Please revise to clarify that if required, you will extend the offer for the minimum periods required by 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. In this regard, we note disclosure stating, “[e]xcept for a change in price, the amount of time by which we will extend this Offer will depend on the facts and circumstances.” Please be advised that material changes such as those affecting a change in price and/or the amount of securities sought may require an extension of time for the periods outlined in Rule 13e-4(e)(3).

Response: In response to the Staff’s comment, the Company has revised Section 14 (“Extension of Offer; Termination; Amendment”) of the Offer to Exchange as set forth in the Schedule TO to clarify that if required, the Company will extend the offer for the minimum periods required by 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191 or Elisabeth M. Martin at (312) 862-3055.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Michelle Miller

CC Media Holdings, Inc.

CC MEDIA HOLDINGS, INC.

200 East Basse Road

San Antonio, TX 78209

November 7, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Mellissa Campbell Duru

Re:	CC Media Holdings, Inc. (the “Company”)
Schedule TO-I
Filed October 22, 2012
Amendment No. 1 to Schedule TO
Filed October 24, 2012
(File No. 5-84136)

Ladies and Gentlemen:

In connection with the Company’s responses to the comment letter to Michelle Miller, dated November 2, 2012, from the Staff of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Schedule TO (the “filing”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Elisabeth M. Martin of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3055 with any questions relating to the foregoing.

Very truly yours, CC MEDIA HOLDINGS, INC.

By:	/s/ Robert H. Walls, Jr.
Name:	Robert H. Walls, Jr.
Its:	Executive Vice President, General Counsel and Secretary